UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Annual General Meeting

Sify Technologies Limited (the “Company”) will hold its Eighteenth Annual General Meeting on Monday, July 28, 2014 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113.

The AGM is being held to consider various items listed in the notice to comply with the statutory requirements under the Indian Companies Act, 1956 and 2013.   A copy of the notice and form of proxy are attached hereto as Exhibits 99.1 and 99.2 respectively.

Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2014

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
Name: MP Vijay Kumar
Title: Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Notice to Shareholders
99.2	Proxy Form